UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
CUSIP Number:

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2013

☐  Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

IntreOrg Systems, Inc.

Full Name of Registrant

Former Name if Applicable

2600 E. Southlake Boulevard, Suite 120-366

Address of Principal Executive Office (Street and Number)

Southlake, TX 76092

City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition  report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 (the  “Form 10-Q”) without unreasonable effort or expense due to the circumstances described below.

In connection with the review and preparation of our Form 10-Q, management and our independent auditors raised  certain questions regarding transactions at or near year end with a related party. As a result, the Company’s Board  of Directors concluded that the previously issued financial statements covering the Company’s fiscal year ended  December 31, 2012 (“FY 2012”), as included in the Company’s Annual Report on Form 10-K for FY 2012, may  require restatement.

The possible restatement reflects correction of an error in the accounting for certain cash payments made to  Rangeford Resources, Inc., a related party, with whom we maintain a Master Service Agreement to provide our  services. The Company has not yet determined whether the errors have a material impact on the Company's  previously reported financial information and therefore cannot yet conclude that such financial statements and the  information derived therefrom, should no longer be relied upon. If, upon further review the Company determines  that any previously issued financial statement should no longer be relied upon because of the error, it will file a  Current Report on Form 8-K to disclose same.

The Company intends to evaluate the effect of the recently discovered accounting error on prior period financial  information. Until this effort is completed, the Company will not be able to complete the financial statements to be included in the 10-Q and will not be in a position to complete and file its 10-Q. Moreover, the Company’s  disclosures regarding disclosure controls and procedures to be included in the 10-Q are, to some extent, dependent  upon assessments related to the possible restatement. Despite the extensive commitment of time and efforts by the  Company’s management and financial staff, as well as ongoing communications with, and review of information  by, the Company’s independent registered public accounting firm, the Company has been unable to complete the  formidable tasks described above prior to the deadline for filing its 10-Q. The Company is working diligently to file  the 10-Q on or before May 20, 2013, in accordance with Rules 12b-25 and 0-3 promulgated under the Securities  Exchange Act of 1934, as amended, but cannot guarantee it will be able to do so. ,

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Rachael Schmierer	212	732-7184
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, at this time the Registrant is unable to prepare a reasonable estimate of results of operations for the quarter ended March 31, 2013. Further, the Registrant is unable to project whether any significant changes in results of operations from the corresponding quarter ended March 31, 2012 will be reflected by the earnings statements to be included in the Form 10-Q for the quarter ended March 31, 2013.

IntreOrg Systems, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2013	By:	/s/ Steven Henson
Steven Henson
President and CEO